Exhibit 99.1

BTQ Technologies Acquires Post-Quantum Cryptography IP Through Strategic Investment in Keypair, Accelerating Co-Development of Hardware-Rooted Security for Korea's Critical Infrastructure

•	Strategic Investment in Keypair: BTQ Technologies announced a strategic investment in Keypair, a Korean full-stack security company with long-term deployments across defense, energy, and financial services, including mission-critical national infrastructure customers.
•	PQC IP Co-Ownership and Co-Development: BTQ will co-own Keypair's existing and future post-quantum cryptography related intellectual property and jointly develop next-generation, post-quantum-ready, hardware-rooted security technologies built for infrastructure-grade, long service lifecycle systems.
•	Commercial Integration and Partner Ecosystem: The collaboration expands BTQ's commercial reach with a proven, at-scale deployment partner and supports integration of BTQ's quantum-safe security roadmap into enterprise and government deployments alongside BTQ's broader ecosystem, including Finger, Danal, and QUINSA.

VANCOUVER, BC, Dec. 18, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, today announced a strategic investment in Keypair, a leading Korean full-stack security company trusted by major institutions across defense, energy, and financial services.

Under the terms of the investment and related collaboration, BTQ will co-own Keypair's existing and future post-quantum cryptography (PQC) related intellectual property and the companies will jointly develop next-generation hardware-based security technologies that are post-quantum-ready and infrastructure-grade.

Keypair's security technologies are deployed across Korea's most critical national infrastructure, including systems supporting LIG Nex1, Hanwha Systems, and Korea Electric Power Corporation (KEPCO), where Keypair has supplied millions of secure-element-based security chips supporting KEPCO's nationwide Advanced Metering Infrastructure program.

"Post-quantum security is moving from theory to deployment, and the winners will be the companies that can deliver certified, hardware-rooted security at national scale," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "Keypair has built deep trust inside Korea's most demanding environments. This strategic investment strengthens BTQ's position as a long-term leader in post-quantum, infrastructure-grade security and accelerates our ability to support mission-critical systems as global standards and regulations evolve."

"Keypair has always focused on commercial, long-lived security systems that operate in the real world, not just pilots," said Dr. Jung-Youp Lee, Co-Founder, Co-CEO and CTO of Keypair. "Partnering with BTQ advances our post-quantum roadmap and expands the scope of what we can deliver in next-generation hardware security for critical infrastructure and institutional platforms."

Strategic significance for BTQ

1.	Secures strategic post-quantum cryptography intellectual property and accelerates co-development across hardware-based security technologies designed for quantum-era threats.
2.	Expands BTQ's footprint in Korea through a partner with proven, long-term deployments across national infrastructure, defense supply chains, and institutional environments.
3.	Strengthens BTQ's infrastructure-first positioning by aligning with systems that are already deployed at scale and built for long service lifecycles.

This strategic investment further strengthens BTQ's commercial pathway in Korea by enabling tighter integration of BTQ's post-quantum cryptography and hardware-rooted security capabilities into enterprise and government deployments pursued through BTQ's relationships with Finger and Danal, and its broader engagement through QUINSA. By pairing Keypair's proven, at-scale secure element and critical infrastructure footprint with BTQ's quantum-safe security roadmap, BTQ is positioned to accelerate real-world implementations across payments, identity, and regulated institutional systems, while supporting standardized, interoperable post-quantum security architectures that can be rolled out across partner ecosystems.

About Keypair
Keypair is a Korean full-stack security company delivering system-level security architectures that integrate hardware, firmware, cryptographic chips, servers, and issuance platforms, with long-term deployments across finance, national energy systems, defense, aerospace, and blockchain infrastructure. For more information please visit https://www.keypair.co.kr/

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com, Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 18-DEC-25